
September 20, 2013

Via E-Mail
Mr. Edward E. Cohen
Chief Executive Officer
Atlas Resource Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275-1011

> **Re:** **Atlas Resource Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 1, 2013**
> **File No. 333-189741**
> **Current Report on Form 8-K**
> **Filed February 22, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response Letter dated August 28, 2013**
> **File No. 1-35317**

Dear Mr. Cohen:

We have reviewed your letter dated August 27, 2013 and filed August 28, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response Letter Dated August 28, 2013

1.   We note your response to prior comment one indicates distributable cash flow (DCF) is used to assess your ability to generate sufficient cash flows to support distributions and fund capital expenditures. Moreover, you compare DCF to actual cash distributions and intend to include a calculation of overage or underage. As such, please provide additional analysis to help us understand how you determined DCF is a non-GAAP, performance measure rather than liquidity measure.   If DCF is a liquidity measure, as

suggested by the association with distributions, you may not exclude charges or liabilities that required, or will require, cash settlement such as acquisition and related costs, and the Chevron transaction expense in your computation of DCF. Refer to Item 10(e)(ii)(A) of Regulation S-K for guidance on this matter. In addition, DCF as a liquidity measure should be reconciled to cash flows from operating activities.

2. If Adjusted EBITDA is most appropriately identified as a performance measure and DCF as a liquidity measure, please present separate reconciliations, without overlap; i.e., DCF should not be based on Adjusted EBITDA.

3. We have read your response to prior comments two and three and understand that you have included cash flows generated by properties or businesses prior to your ownership in calculating your non-GAAP measures of Adjusted EBITDA and DCF because you believe the effective date impacts the entitlement of economic benefits from the acquired properties. You further state that you issue additional units to finance a portion of the acquisitions and such units are entitled to quarterly cash distributions for the entire period if they are issued and outstanding as the date of record. However, we note you had no entitlement to the cash flows prior to the closing dates and neither consolidated the acquired properties or businesses nor recorded the economic benefits as of the effective dates. Therefore, we do not see appropriate rationale for presenting, in the context of your historical measures, activity of other entities related to periods prior to your having established control. Accordingly, please revise your presentation to eliminate these types of adjustments from non-GAAP measures that are presented in a historical context.

4. In your response to prior comment three you specify the reasons you transact swaptions and indicate the related premiums paid are amortized and charged to expense over the option period. Please tell us how you concluded your swaptions do not meet the definition of a derivative instrument pursuant to FASB ASC 815-10-15-83 and are not subject to the accounting requirements of FASB ASC 815-10-35-1, if this your view. We would like to understand your amortization approach, indicating the value of the underlying options would be zero. Please describe any provisions that would require additional payments from you.

5. In instances where you elect to enter into a swap derivative transaction consistent with your right under the swaption, please address the following:

- How you account for the difference in the current commodity price relative to the price fixed by the terms of the swaption on the day you elect to transact the swap;

- How you account for the subsequent changes in value of such swaps and ultimate settlement of the swaps under US GAAP; and,

Mr. Edward E. Cohen
Atlas Resource Partners, L.P.
September 20, 2013
Page 3

- How you treat the cash received or cash paid for ultimate settlement of swaps when calculating your non-GAAP measurements and whether you adjust for premiums that you paid to acquire or exercise the swaptions.

6. We note your response to prior comment seven which indicates that you estimate maintenance capital expenditures by multiplying forecasted future full year production margin by expected aggregate production decline of proved developed producing wells to determine a quantity that is then equated with first year production of unidentified properties, and that maintenance capital expenditures are the estimated capitalized cost of wells that will generate an estimated first year margin equivalent to such production margin decline. However, you also explain that maintenance capital expenditures are the sum of the estimate calculated in the prior year plus estimates for the decline in production margin from wells connected during the current years and production acquired through acquisitions. Please address the following points related to your response:

    - Explain your reasons for submitting two explanations about how you are deriving your estimates of maintenance capital expenditures;

    - Tell us what targets you expect to achieve (e.g. maintain production or reserve levels) with respect to your maintenance capital expenditures;

    - Explain what production margin represents and clarify whether this is an amount based on volumes;

    - Clarify whether the estimated capitalized costs of wells are hypothetical or correspond to actual wells and explain how these costs are determined;

    - Tell us whether the wells associated with such costs have been or are assumed to have been fully developed and placed into production;

    - Explain how the production profiles are established, describe your underlying assumptions and the reasons you believe these are supportable;

    - Submit the analysis that you performed to conclude that the decline in margin will be replaced by the wells scheduled for development and production; and,

    - Provide your calculation of estimated maintenance capital expenditures for the year ended December 31, 2012 and for the six months ended June 30, 2013.

7. We note your response to prior comment eight. As previously requested, please provide a reconciliation of your non-GAAP measures of DCF to actual distributions made for all periods presented. Please explain the specific reasons for retaining any distributable cash in excess of distributions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ Brad Skinner for

Anne Nguyen Parker
Branch Chief